Exhibit 2.5

June 27, 2015

The following discussion of Synodon Inc.’s financial condition and results of operations should be read in conjunction with the unaudited interim financial statements for the three and six months ended April 30, 2015. In addition, this MD&A should be read in conjunction with the Company’s MD&A and the audited financial statements and related notes for the year ended October 31, 2014. The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). All dollar amounts referred to in this management’s discussion and analysis (MD&A) are Canadian dollars. Synodon Inc. (“Synodon” or the “Company”) is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia. The Company’s shares trade on the TSX Venture Exchange under the symbol “SYD”.

Synodon’s board of directors, on the recommendation of the audit committee, approved the content of this MD&A on June 28, 2015.

Additional information about Synodon, including our annual information form, management information circular and quarterly reports, is available at synodon.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) at sedar.com.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes forward-looking statements about Synodon, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, dependent on, or refer to, future events or conditions and include words such as ‘hopes’ ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’ or negative versions thereof, and similar expressions. Statements of this nature are contained in this report, including but not limited to:

●

Business & Strategy – expectations regarding market potential, attractiveness of certain features of the technology to oil and gas pipeline operators and expectations about recurring revenue from repeat customers

●	Q2-2015’s Highlights –expectations regarding the Company’s ability to optimize flight plans due to a new STC and the expected advantages from the partnership agreement with Gateway
●	Financial Highlights – expectations regarding future seasonality
●	Financial Highlights – near future expectations regarding consistent positive income.
●	Gross Margin – expectations regarding future revenue and gross margin
●	Capital Resources & Liquidity – regarding potential sources of funds,
●	Subsequent Events – regarding anticipated changes to the terms of a bridge loan

In addition, any statements that may be made concerning future financial performance, ongoing business strategies, goals, objectives or prospects, and possible future action on Synodon’s part, are also forward-looking statements that reflect our beliefs based on information currently available and on assumptions that we believe are reasonable. These assumptions include, but are not limited to, our ability to predict market demand for our products and services or our shares. Actual results and developments may differ materially from the results and developments discussed in the forward-looking statements as they are subject to a number of significant risks and uncertainties which are beyond our control. These include, but are not limited to, general economic conditions, currency fluctuations and changes in the competitive environment that Synodon operates in. For more information, please see the discussion on the principal risks that could affect our results under the section “Risks Related to our Business”, beginning on page 15 of this MD&A. The reader is cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Forward-looking statements are made in this management’s discussion and analysis to describe management’s expectations and assist shareholders in understanding our financial position. Readers are cautioned that the forward-looking statements presented in this MD&A may not be appropriate for other purposes. We are under no obligation (and expressly disclaim any obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise, unless specifically required by applicable securities legislation.

SYNODON	Quarters ended April 30, 2015 and 2014 Management’s Discussion & Analysis	2

Business & Strategy

Synodon has developed a proprietary remote gas sensing instrument called realSens™, capable of detecting ground-level hydrocarbon gas occurrences from an aircraft. The instrument is capable of detecting gasses evaporating off of liquid hydrocarbons, thus enabling it to detect both liquid and gas occurrences. realSens™ forms the basis of Synodon’s pipeline integrity management services, which include oil and gas leak detection and several additional services.

MARKET FOCUS

Synodon provides aerial integrity management solutions for oil and gas pipeline operators. A significant market exists for these products as many of the Company’s services satisfy regulatory requirements in North America and elsewhere. In North America there are more than one million kilometers of oil and gas pipelines that could potentially benefit from Synodon’s services1.

The pipeline industry is highly regulated to ensure the safety of people and the environment. Regulations require regular inspections and audits – including aerial or ground patrols – as part of pipeline monitoring programs2.

In fiscal 2014 Synodon surveyed 28,853 kilometers, which is less than 3% percent of the potential North American market.

TECHNOLOGY

Oil and gas pipeline leak detection forms the core of Synodon’s services and is made possible by the Company’s realSens™ instrument. The underlying technology was originally developed by the Canadian Space Agency and the University of Toronto for an instrument that has been in service on-board NASA’s Terra polar orbiting satellite since 1999. In 2002 Synodon acquired the technology and developed the commercial realSens™ gas sensing instrument. Synodon currently holds 7 patents in the U.S., Canada and the European Union that cover physical aspects of the instrument, its application for pipeline leak detection and certain proprietary data algorithms.

realSens™ is capable of detecting ground-level hydrocarbon gas occurrences from an aircraft flying at an altitude of 300 meters (approximately 1,000 feet). The instrument contains a gas filter correlation radiometer, a high definition photographic camera, a thermal camera, laser altimeter, GPS/INS system, on-board computer, control unit, power supply and an in-cockpit display system.

A number of features could be attractive to oil and gas pipeline operators:

¡	Inspections can be completed much faster than ground based foot-patrols using instruments that need to physically encounter hydrocarbon gasses to enable detection (“sniffers”)
¡

The realSens™ instrument’s 60 meter field of view at an altitude of 300 meters allows it to detect leaks over a wider corridor than ground deployed and aerial solutions which employ sniffers and that have to physically make contact with a gas plume

¡	The instrument’s field of view is also wider than current commercial airborne laser based technologies, thus increasing the probability of leak detection
¡	Post-flight data analysis decreases the likelihood of false positives as each potential leak indication is reviewed for possible sources of the gas signatures other than a pipeline breach

SERVICES

Synodon offers airborne pipeline integrity management services to operators of oil and gas pipelines. These services include:

¡	Leak Detection: the realSens™ instrument is capable of detecting leaks in oil and gas pipelines from an aircraft flying at an altitude of 300 meters.
¡

Pipeline threat assessment (including real-time reporting in areas where it is available): photographic images collected during flight are used to identify potential threats to network safety due to human or natural incursions. A real-time option for this

1 According to the Office of Pipeline Health and Safety http://goo.gl/Nylhpl & http://goo.gl/vXMHcj there are 434,000 miles (698,000 kilometers) of natural gas and liquid hydrocarbon pipelines in the United States and according to the Canadian Energy Pipeline Association http://www.cepa.com/about-pipelines/types-of-pipelines there are 390,000 kilometers of natural gas and liquid hydrocarbon pipelines in Canada.

2  Maintenance of Canadian pipelines is regulated under the CSA-Z662 Standard while U.S. pipelines fall under the Code of Federal Regulations Title 49 Subchapter D – Pipeline Safety

SYNODON	Quarters ended April 30, 2015 and 2014 Management’s Discussion & Analysis	3

service is available in certain areas that makes use of a qualified operator who evaluates threats during flight and submits information to the pipeline operator using a wireless reporting system.
¡	Right-of-Way (RoW) change and slope analysis: changes to a RoW can be monitored over time for evidence of ground movement due to factors such as excavation or erosion.
¡	Tree canopy encroachment: vegetation encroachments along a RoW are identified to ensure compliance with regulatory requirements.
¡	Water crossing analysis (including 3-D water crossings analysis): profiles and slope analyses are created from photographic images for pipeline water crossings.
¡	Pipeline location classification services: RoW classifications are made based on the proximity of buildings, places of public assembly and population density.

REVENUE MODEL

Synodon’s current revenue model is to sell oil and gas pipeline integrity services, such as those listed above, based on the capabilities of its realSens™ instrument. To date the Company has not sold any instruments and has concentrated on the provision of services. The Company uses proprietary and patented processing algorithms to analyze the data generated by its realSens™ instrument and does not currently intend to sell any data processing rights or capabilities.

In some instances, due to regulatory necessity, and in other instances as the result of prudence, pipeline operators regularly survey their networks as part of their integrity management program. For Synodon this means potential recurring revenue from repeat customers for so long as the Company can effectively compete with other technologies and service providers.

CLIENT BASE & GEOGRAPHIC REACH

Synodon’s current potential client base consists of North American oil and gas gathering and transmission pipeline operators. The potential market is large relative to Synodon’s existing client base. Synodon has performed pipeline surveys for companies including Encana Corporation, Suncor Energy Inc., Nova Chemical Corporation, Atmos Energy Corporation, Access Midstream Partners, L.P., ATCO Gas and Pipeline Ltd., Keyera Corp. and Enbridge Energy Partners, L.P

RESEARCH & DEVELOPMENT

All research and development (R&D) costs to date have been expensed. The commercial application of the Company’s realSens™ instrument now qualifies for R&D expenses to be capitalized based on IFRS criteria of technical, market and financial feasibility.

To meet anticipated future demand the Company has committed to the production of additional realSens™ equipment totaling $1,843,732. Of that amount, $244,081 is a firm commitment as of April 30, 2015 and the balance can be cancelled without penalty. The Company’s second realSens™ instrument is expected to be completed during the fiscal quarter ending April 30, 2016. While certain components are being acquired for a third realSens™ instrument, the Company does not currently anticipate completing this instrument until customer demand warrants it. The remaining expenditures in U.S. dollar amounts are converted using the April 30, 2015 closing exchange rate of $CAN 1.20 to $US 1.00.

SYNODON	Quarters ended April 30, 2015 and 2014 Management’s Discussion & Analysis	4

Q2-2015’s Highlights

FAA Flight Certification for Bell 206B

The Federal Aviation Administration (FAA) issued a Supplemental Type Certificate (STC) approving the installation of the Company’s realSens™ instrument on Bell 206B Jet Ranger type helicopters registered and operating in the United States. This new STC enables the Company to optimize flight plans according to the pipeline network configuration and use the most appropriate helicopter size for its services.

Partnership with Gateway

Synodon signed a partnership agreement with Gateway Services Group (“Gateway”) headquartered in Oklahoma, United States. Gateway is an energy services company with over 18 years of experience in the oil and gas industry. In addition to offering pipeline construction and reclamation experience and expertise, Gateway provides survey, mapping, and drafting services for its pipeline clients. The partnership agreement allows for the combination of Gateway’s helicopter and industry relationships and Synodon’s realSens™ technology, leading to enhanced service offerings for both companies. Under the agreement, the two companies will jointly market Synodon’s realSens™ aerial integrity management services to oil and gas companies in the United States and particularly to Gateway’s existing pipeline customers.

Appointment of Executive Chairman

The Company announced the appointment of Mr. Paul van Eeden as Executive Chairman and Ms. Nancy Laird, the incumbent Chair of Board, as Lead Director.

Bridge loan

Cranberry Capital Inc. (“Cranberry”), a private investment company controlled by Mr. van Eeden, provided a $3 million bridge loan to the Company that bears interest at 12% per annum. The Company incurred a setup fee of $100,000 and legal expenses of $33,352 in respect of the loan. The bridge loan was put in place to ensure the continuing operations of the Company and allow it to proceed with the construction of additional realSens™ instruments until such time as more permanent capital can be put in place.

Settlement of outstanding obligation to AVAC

The Company reached an agreement with AVAC Ltd. (“AVAC”) to settle its obligation to pay AVAC a royalty on its revenue for an amount that management believed approximated the estimated net present value of the royalty payments. The first priority security on Synodon’s assets as per the agreement with AVAC was released.

SYNODON	Quarters ended April 30, 2015 and 2014 Management’s Discussion & Analysis	5

Financial Highlights

Summary of Quarterly Results

	Three Months Ended

	Q2-2015	Q1-2015	Q4-2014	Q3-2014
Revenue	$43,660	$363,771	$1,299,850	$489,872

Total comprehensive income (loss)	($909,931)	($487,632)	$474,214	($511,027)

Income (loss) per share	($0.01)	($0.01)	$0.01	($0.01)

Weighted average shares outstanding	84,347,033	84,347,033	84,347,033	82,905,075

	Three Months Ended

	Q2-2014	Q1-2014	Q4-2013	Q3-2013
Revenue	$190,577	$104,252	$403,126	$216,469

Total comprehensive income (loss)	($554,353)	($687,926)	($554,104)	($506,097)

Income (loss) per share	($0.01)	($0.01)	($0.01)	($0.01)

Weighted average shares outstanding	82,442,033	82,206,728	78,877,711	68,893,436

 Quarterly earnings per share are not additive and may not equal the annual earnings per share reported. This is due to rounding and the effect of shares issued during the year on the weighted average number of shares outstanding. Per share numbers are the same on a diluted per share basis.

Q4-2014 was the first quarter during which the Company generated positive total comprehensive income. Management does not expect the Company to generate consistent positive income in the near future; however, management remains committed to the goal of generating consistent annual positive income.

There appears to be a seasonality in the Company’s revenue over the past two years as the majority of revenue was generated in the fourth fiscal quarters, followed by the third fiscal quarters. This seasonality is most likely due to limited market penetration and the small number of existing clients but could also be due to the budget and purchase order cycles of the Company’s customers. As the number of repeat customers grows, the apparent seasonality may become less pronounced as it could be possible to even the workload out over the course of a year. There are weather, logistical and other considerations that may cause some measure of seasonality to persist but currently there is insufficient data to determine the extent, nature and possible causes of such seasonality.

The Company’s services are generally priced based on the number of kilometers or miles to be surveyed. Revenue is recognized on a percentage of completion basis that reflects an estimation of the total labour hours required to complete each contract versus the actual hours spent at the time of reporting. Unbilled revenue represents the revenue recognized on a percentage of completion basis for work in progress.

Provisions for estimated losses on all incomplete contracts are made in the period in which such losses are determined. The percentage of completion basis requires management to estimate the labour hours needed to complete each contract or work order and therefore it is possible that changes in future conditions could require a material revision of future recognized revenues or losses.

SYNODON	Quarters ended April 30, 2015 and 2014 Management’s Discussion & Analysis	6

Results

	Three Months Ended		Six Months Ended

	$30-Apr-15	30-Apr-14	30-Apr-15	30-Apr-14
Revenue	43,660	190,577	407,431	294,829

Cost of sales	(39,355)	(83,281)	(172,968)	(146,302)
Gross margin[1]	4,305	107,296	234,463	148,527
Research & development, net of government assistance	(325,493)	(121,513)	(388,829)	(223,333)

Stock-based compensation	-	(14,424)	(4,177)	(80,703)

Office, general and administrative	(442,257)	(366,090)	(891,823)	(711,296)

Sales and marketing	(133,115)	(147,182)	(252,315)	(342,256)

Other revenue and expenses	(13,372)	(12,440)	(94,882)	(33,218)
Total comprehensive loss for the period	(909,931)	(554,353)	(1,397,563)	(1,242,279)
Earnings (Loss) per share (basic and diluted)	(0.01)	(0.01)	(0.02)	(0.02)
Deficit, at end of period	(19,295,491)	(17,856,860)	(19,295,491)	(17,856,860)

1. For a discussion of gross margin, see the heading “Gross Margin” below.

Comparison of Three Months Period Ended April 30, 2015 and April 30, 2014

Results of Operations

Total comprehensive loss of $909,931 was generated during Q2-2015 compared to $554,353 in Q2-2014. The increase in loss was attributable to the settlement of an obligation to AVAC for $300,000. $247,359 of the payment was recorded as research and development expense and the balance extinguished liabilities recorded in the statement of financial position. Decreases in revenue and gross margin, and an increase in office, general and administrative expense further contributed to the increase in total comprehensive loss for the period, offset by decreases in research and development costs (excluding the AVAC repayment), stock based compensation expense and sales and marketing expense as described in further detail below.

REVENUE

Revenue decreased 77% to $43,660 in Q2-2015 from $190,577 in Q2-2014 due to fewer customer surveys.

GROSS MARGIN

Gross margin is considered to be an additional IFRS measure. It is calculated by subtracting the direct cost of sales from revenue and is an indication of operational efficiency without taking into account overhead and other costs not specifically related to performing customer surveys. There is no IFRS equivalent to gross margin.

Gross margin is used by management to analyze the operational efficiency during a reporting period and to track changes in efficiency over time.

Direct cost of sales for the purpose of calculating gross margin includes instrument depreciation, supplies, third party costs, helicopter costs as well as internal payroll (including related benefits), travel and any other costs that can be attributed to specific surveys. The first realSens™ instrument was completely expensed and thus no amortization was recorded in Q2-2015.

Gross margin in Q2-2015 was $4,305 compared to $107,296 in the same period last year due to fewer customer surveys. Gross margin percentage decreased from 56% in Q2-2014 to 10% in Q2-2015 as the low volume of work resulted in a loss of efficiency.

SYNODON	Quarters ended April 30, 2015 and 2014 Management’s Discussion & Analysis	7

Expenses

RESEARCH & DEVELOPMENT EXPENSE

	Three Months Ended				Six Months Ended

	$30-Apr-15%		30-Apr-14%		30-Apr-15%		30-Apr-14%
Wages and benefits	78,480	24%	71,306	59%	130,089	33%	150,680	68%

Subcontractors and materials	5,688	2%	18,361	15%	30,868	8%	27,662	11%

Maintenance	0	0%	12,919	11%	297	0%	16,224	7%
Gross R&D expense	84,168	26%	102,586	85%	161,254	41%	194,566	86%
IERD repayments	7,716	2%	12,618	10%	7,716	2%	19,178	9%

AVAC repayments	247,359	76%	6,309	5%	247,359	64%	9,589	4%

Less

Alberta Ingenuity/NSERC funding	(13,750)	(4%)	0	n/a	(27,500)	(7%)	0	0%
Net R&D expense	325,493	100%	121,513	100%	388,829	100%	223,333	100%

In the past the Company obtained grants and other government assistance to help fund research and development. Since reaching commercial viability the Company has started to repay some of these grants and other forms of assistance.

In Q2-2015, gross research and development expense was $84,168 compared to $102,586 in Q2-2014. Gross research and development expense is comprised mainly of wages and benefits paid to employees and payments to third party subcontractors for materials and labour. Wages and benefits increased by 10% to $78,480 in Q2-2015 but was offset by a 69% decrease in subcontractors and materials and a 100% decrease in maintenance expense during the quarter. Instrument maintenance is now primarily operative in nature and included in office, general and administrative expense. The decrease in subcontractors and materials was due to the decrease in maintenance.

Net research and development expense increased from $121,513 in Q2-2014 to $325,493 in Q2-2015 primarily as a result of the settlement of the outstanding obligation to AVAC offset by reduced repayments to IERD and the receipt of funds from the Government of Alberta.

Recoveries of Research and Development Expenses

Synodon previously received funding from TECTERRA, AVAC and IERD, which is repayable once certain conditions are met.

Although repayments under these programs were made in fiscal 2014, significant uncertainty surrounding the likelihood and timing of future repayments remain. As such, future repayments are treated as contingent liabilities until management can make a reliable estimate of the related liabilities. Based on signed customer contracts the following amounts have been recorded as liabilities: IERD - $40,179, TECTERRA - $nil and AVAC - $nil. $29,074 is included in accounts payable and accrued liabilities and $11,105 is recorded as long term repayment of government assistance.

TECTERRA Inc.

On April 4, 2012, TECTERRA Inc. committed funds to develop zone classification capability for the realSensTM instrument and the Company received $130,535 when the project was completed in April 2014.

The funding is interest free and repayable based on the commercial success of the project. The Company makes quarterly payments to TECTERRA equal to the lesser of 20% of the funding received, or 25% of the gross revenue accrued from the sale of the zone classification service. Shortfalls are cumulative in nature and are carried forward until all amounts owing to TECTERRA under this repayment method have been paid in full.

$nil was expensed in Q2-2015 (Q2-2014: $nil)

IERD funding

In 2004, the Company qualified for funding under the Industry Energy Research and Development Program (IERD). IERD advanced an amount equal to 28% of eligible costs incurred by Synodon, up to a maximum of $600,000. The advances are interest free and repayable as to 3% of revenue earned in connection with the project. The project was completed during fiscal 2010 and Synodon received $586,437.

$7,716 was expensed in Q2-2015 (Q2-2014: $12,618)

SYNODON	Quarters ended April 30, 2015 and 2014 Management’s Discussion & Analysis	8

AVAC funding

On December 18, 2008, AVAC Ltd., through its Capacity Builder program, committed funding to the realSens™ project. $1,144,000 was received from AVAC subject to 20% annual compound interest up to a maximum of $2,288,000. The funds are repayable by way of a royalty based on 1.5% of revenue beginning in October 2009. AVAC was granted a first priority General Security Agreement on all of Synodon’s assets in consideration of the funding.

During April 2015 the Company signed an agreement with AVAC Ltd. to settle its royalty repayment obligation for $300,000. $52,641 of the $300,000 payment was previously accrued as to $6,511 in long term repayment of government assistance and $46,129 in accounts payable and accrued liabilities. The remaining $247,359 has been recorded as research and development expense. The first priority General Security Agreement on all of Synodon’s assets has been released.

$247,359 was expensed in Q2-2015 (Q2-2014: $6,309)

Government of Alberta

On June 9, 2014, the Company was awarded a two-year grant through the Alberta Innovates Technology Futures program designed to help bring technical solutions to commercialization. The grant of $124,000 has two components: The first is $110,000 to be paid in 24 monthly instalments and the second is $7,000 to be paid annually on June 1, 2014 and 2015.

$13,750 was received in Q2-2015 (Q2-2014: $nil)

STOCK-BASED COMPENSATION EXPENSE

A stock based compensation expense of $nil was recorded in Q2-2015 (Q2-2014: $14,424). On February 19, 2015 325,000 options previously granted with an exercise price of $0.46 expired.

OFFICE, GENERAL AND ADMINISTRATIVE EXPENSE

Office, general and administrative expense increased 21% to $442,257 in Q2-2015 (Q2-2014: $366,090). The increase is primarily due to an increase in legal and professional fees as well as insurance, wages and benefits, rent and utilities, instrument maintenance, weather days and other expenses. The table below outlines the key components that comprise office, general and administrative expense.

	Three Months Ended				Six Months Ended

	$30-Apr-15%		30-Apr-14%		30-Apr-15%		30-Apr-14%
Legal & professional fees	84,516	19%	47,803	13%	127,363	14%	78,533	11%

Insurance	20,031	5%	14,704	4%	39,895	4%	29,408	4%

Travel	15,966	4%	23,920	7%	40,154	5%	42,007	6%

Wages & benefits	234,920	53%	223,736	61%	496,771	56%	453,640	64%

Rent & utilities	29,316	7%	27,721	8%	54,668	6%	50,312	7%

Instrument maintenance	7,546	2%	0	n/a	31,620	4%	0	0%

Other	49,962	11%	28,206	8%	101,352	11%	57,396	8%
Total	442,257	100%	366,090	100%	891,823	100%	711,296	100%

Legal and professional fees increased primarily due to the lease of new office premises, fees associated with the AVAC repayment, and filing an Annual Information Form (“AIF”).

Insurance increased due to the increase in customer surveys during fiscal 2014.

Travel decreased due to all instrument maintenance in Q2-2015 being performed at the Company’s Edmonton office whereas in Q2-2014 certain instrument maintenance had to be performed in the field.

Wages and benefits increased 5% to $234,920 in Q2-2015 (Q2-2014: $223,736) due to the hiring of a new employee.

Other expense increased 77% to $49,962 in Q2-2015 (Q2-2014: $28,206) due to an increase in subscriptions, subcontracted administrative work and maintenance costs for the head office relocation.

SALES & MARKETING EXPENSE

Sales and marketing expenses decreased 10% to $133,115 in Q2-2015 (Q2-2014: $147,182) due to a decrease in investor relations and wages and benefits offset by an increase in product marketing and travel expense.

SYNODON	Quarters ended April 30, 2015 and 2014 Management’s Discussion & Analysis	9

	Three Months Ended				Six Months Ended

	$30-Apr-15%		30-Apr-14%		30-Apr-15%		30-Apr-14%
Product marketing	41,315	31%	22,877	16%	41,315	16%	80,987	24%

Travel	32,799	25%	17,670	12%	53,495	21%	37,713	11%

Wages & benefits	50,588	38%	56,231	38%	102,187	40%	133,538	39%

Investor relations	8,413	6%	50,404	34%	55,318	22%	90,018	26%
Total	133,115	100%	147,182	100%	252,315	100%	342,256	100%

Product marketing and travel increased as a customer conference held in previously in Q1-2014 took place in Q2-2015.

Investor relations decreased as management attended fewer investment conferences in Q2-2015 compared to Q2-2014.

OTHER REVENUE AND EXPENSES

Monetary assets and liabilities denominated in U.S. dollars are exposed to fluctuations in the exchange rate between the U.S. and Canadian dollars. Net monetary liabilities denominated in U.S. dollars as of April 30, 2015 were 49% more than on April 30, 2014. A 10% change in the U.S. dollar exchange rate would result in a currency translation change of approximately $154,071 (2014: approximately $25,851).

Q2-2015 foreign exchange expense of $50,047 (Q2-2014: $8,172) was due to realSensTM equipment purchases denominated in U.S. dollars.

Comparison of Six Months Period Ended April 30, 2015 and April 30, 2014

RESULTS OF OPERATIONS

Total comprehensive loss of $1,397,563 was incurred during the six month period ended April 30, 2015 which compares to a net comprehensive loss of $1,242,279 in the corresponding 2014 period. The increase in loss is primarily attributable to the increase in research and development expense, office and general administrative expense and foreign exchange expense (part of other revenue and expenses) offset by an increase in revenue and a decrease in stock based compensation and sales and marketing expenses as described in further detail below.

Revenue

The revenue for the six month period ended April 30, 2015 was $407,431 compared to $294,829 in the same period last year.

Gross Margin

Gross margin for the six month period ended April 30, 2015 was $234,463 compared to $148,527 in the same period last year. The increase in gross margin is due to the increase in revenue. Gross margin percentage in the six month period ended April 30, 2015 was 58% compared to 50% for the corresponding period in 2014 and is the result of an increase in efficiency.

Research and Development Expenses

Gross research and development expense was $161,254 in the six month period ended April 30, 2015 compared to $194,566 for the corresponding period in 2014. Gross research and development is comprised of wages and benefits paid to employees, payments to third party subcontractors and instrument maintenance that requires new research and development. The decrease in gross research and development is attributable to a 14% reduction in wages and benefits and a 98% reduction in maintenance. Instrument maintenance is now primarily operative in nature and included in office, general and administrative expense, demonstrated during Q2-2015

Net research and development expense in the six month period ended April 30, 2015 was $388,829 as compared to $223,333 during the six month period ended April 30, 2014. The increase is primarily due to the repayment of AVAC of which $247,359 was recorded as research and development expense. This was offset by a decrease in repayments to IERD of $11,462 and the receipt of $27,500 from the Alberta Innovates Technology Futures program.

Recoveries of Research and Development Expenses

Although repayments of assistance have been made during the six month period ended April 30, 2015, there remain significant uncertainties surrounding the likelihood and timing of future repayments. As such, the Company treats future repayments as contingent liability based on signed customer orders. The contingent liability recognized as at April 30, 2015 is $40,179 for IERD. For the six months ended April 30, 2014 a contingent liability of $48,286 was recognized for IERD and $24,143 was recognized for AVAC.

SYNODON	Quarters ended April 30, 2015 and 2014 Management’s Discussion & Analysis	10

IERD funding

In 2004, the Company qualified for funding under the Industry Energy Research and Development Program (IERD). IERD advanced an amount equal to 28% of eligible costs incurred by Synodon, up to a maximum of $600,000. The advances are interest free and repayable as to 3% of revenue earned in connection with the project. The project was completed during fiscal 2010 and Synodon received $586,437.

$7,716 was expensed during the six month ended April 30, 2015 (2014: $19,178)

AVAC funding

During April 2015 the Company signed an agreement with AVAC Ltd. to settle its royalty repayment obligation for $300,000. $52,641 of the $300,000 payment was previously accrued as to $6,511 in long term repayment of government assistance and $46,129 in accounts payable and accrued liabilities. The remaining $247,359 has been recorded as research and development expense. The first priority General Security Agreement on all of Synodon’s assets has been released.

$247,359 was expensed during the six month ended April 30, 2015 (2014: $9,589)

Government of Alberta

On June 9, 2014, the Company was awarded a two-year grant through the Alberta Innovates Technology Futures program designed to help bring technical solutions to commercialization. The grant of $124,000 has two components: The first is $110,000 to be paid in 24 monthly instalments and the second is $7,000 to be paid annually on June 1, 2014 and 2015.

$27,500 was received during the six month period ended April 30, 2015 (2014: $nil)

STOCK-BASED COMPENSATION EXPENSE

On November 26, 2013 1,350,000 options were granted to directors, officers and employees at an exercise price of $0.165 for a period of five years. Half the options vested immediately and the balance vested on November 26, 2014. A stock based compensation expense of $4,177 was recorded during the six month period ended April 30, 2015 related to the aforementioned option grant. During the six months ended April 30, 2014 a stock based compensation expense of $80,703 was recorded related to the same November 26, 2013 option grant.

On December 2, 2014 1,150,000 options previously granted at $.60 expired.

On February 19, 2015 325,000 options previously granted at an exercise price of $0.46 expired.

No share options or other stock based compensation was issued during the six months ended April 30, 2015 or in the corresponding period of 2014.

OFFICE AND GENERAL ADMINISTRATIVE EXPENSE

Office and administrative expense increased to $891,823 in the six month period ended April 30, 2015 from $711,296 in the corresponding period in 2014. Legal and professional fees increased 62% primarily due to the lease of new office premises, the repayment of AVAC and filing an Annual Information Form (“AIF”). Insurance increased by $10,487 due to the increase in customer surveys during fiscal 2014. The $43,131 increase in wages and benefits is the result of hiring a new employee. The increase in instrument maintenance fees of $31,620 reflects the increased use of the instrument during fiscal 2014 and the six months ended April 30, 2015. Other expense increased by $43,956 due to an increase in subscriptions, subcontracted administrative work and maintenance cost for the head office relocation.

SALES AND MARKETING EXPENSE

Sales and marketing expense was $252,315 for the six month period ended April 30, 2015 compared to $342,256, in the corresponding period last year. The decrease is due to a reduction in wages and benefits of employees, investor relations and product marketing costs. The reduction in product marketing costs is due to the reduction in sales management training and consultation. Investor relations decreased as management attended fewer investment conferences during the period.

OTHER REVENUE AND EXPENSES

Monetary assets and liabilities denominated in U.S. dollars are exposed to fluctuations in the exchange rate between the U.S. and Canadian dollars. Net monetary liabilities denominated in U.S. dollars as of April 30, 2015 were 49% more than on April 30, 2014. A 10% change in the U.S. dollar exchange rate would result in a currency translation change of approximately $154,071 (2014: approximately $25,851).

SYNODON	Quarters ended April 30, 2015 and 2014 Management’s Discussion & Analysis	11

During the period ended April 30, 2015 the foreign exchange expense of $57,413 (2014: $21,710) was due to realSensTM equipment purchases denominated in U.S. dollars.

Balance Sheet

	As At

	$30-Apr-15	31-Oct-14
Total assets	2,823,373	1,708,214

Total liabilities	3,562,057	1,053,774

Share capital	10,984,266	10,984,266

Warrants on issue of units	34,449	34,449

Foreign currency translation reserve	71,710	71,448

Contributed surplus	7,466,382	7,462,205

Deficit, at end of year	(19,295,491)	(17,897,928)

TOTAL ASSETS

Total assets increased 65% to $2,823,373 as at April 30, 2015 primarily due to an increase in cash from the $3,000,000 bridge loan received from Cranberry Capital Inc. on April 6, 2015. The capitalization of components purchased for additional realSensTM instruments, a rise in accounts receivable and $86,911 of costs related to the Rights Offering were recorded as prepaid expenses and other current assets.

Included in accounts receivable is $378,421 from one customer that has been outstanding for more than 160 days. The Company’s past experience with this counter party and the long overdue nature of the receivable implies that there is a material risk that the receivable may not be collected. Based on information available as at April 30, 2015 management believes that the receivable is fairly valued and does not at this time warrant a provision for bad debt

TOTAL LIABILITIES

Total liabilities increased 238% to $3,562,057 as at April 30, 2015 due to the $3,000,000 bridge loan owing to Cranberry Capital Inc., offset by decreases in accounts payable, repayment of government assistance and other current liabilities.

SYNODON	Quarters ended April 30, 2015 and 2014 Management’s Discussion & Analysis	12

Capital Resources & Liquidity

The financial statements are prepared by management in accordance with IFRS on a going concern basis, which assumes that we will be able to continue to operate for the foreseeable future. However, the reader is advised to carefully read the section below on working capital as well as the section on risks related to our business in this document, with particular emphasis on the section dealing with additional financing.

The Company has incurred significant losses since incorporation and as at April 30, 2015, the Company had an accumulated deficit of $19,295,491 (October 31, 2014: $17,897,928). The Company’s ability to continue as a going concern is dependent on its ability to obtain additional financing and ultimately on its ability to achieve profitable operations. There can be no assurances that the Company will be able to secure additional financing or that it will become profitable on a consistent basis. These conditions result in an uncertainty that may impact the Company’s ability to continue as a going concern.

WORKING CAPITAL

Working capital is a non-IFRS measure calculated by subtracting current liabilities from current assets. There is no directly comparable IFRS measure for working capital. Management uses working capital as a measure for assessing overall liquidity. Current assets increased by 40% from $1,597,269 at October 31, 2014 to $2,231,122 at April 30, 2015 as a result of an increase in cash, primarily from the $3,000,000 bridge loan received from Cranberry Capital Inc. on April 6, 2015. The increase is also attributed to an $83,483 increase in accounts receivable and $86,911 of costs related to the Rights Offering.

Current liabilities increased by 245% from $1,028,819 at October 31, 2014 to $3,550,952 at April 30, 2015 reflecting the $3,000,000 bridge loan from Cranberry Capital Inc. and an increase in accounts payable and accrued liabilities, offset by a decrease in billings in excess of earnings related to amounts billed in Q4-2014 prior to the work being performed.

The Company’s working capital position as at April 30, 2015 was ($1,319,830). As of the date of this management’s discussion and analysis the Company does not have sufficient financial resources to meet its future obligations and commitments. The Company has committed to the production of additional realSens™ equipment totaling $1,843,732 as at June 27, 2015, with U.S. dollar amounts converted using the April 30, 2015 closing exchange rate of 1.2 Canadian dollars for one U.S. dollar.

During the quarter ended April 30, 2015 the Company obtained a $3,000,000 bridge loan from Cranberry Capital Inc. Additional details of the bridge loan are discussed in the “Related Party Transaction” section below.

In June 2015, the Company filed a preliminary short form prospectus in each of the provinces of Canada relating to a rights offering (the “Rights Offering”) to subscribe for Class A voting shares of Synodon (the “Common Shares”) for gross proceeds of up to CDN $4.21 million. The Company has also concurrently filed a registration statement on Form F-7 with the Securities and Exchange Commission in the United States relating to the Rights Offering. Completion of the Rights Offering is subject to, and conditional upon the receipt of all necessary approvals, including regulatory approvals. Additional details of the Rights Offering are discussed in the “Subsequent Events” section below.

CASH USED IN OPERATIONS

Cash used in operating activities amounted to $1,180,025 during Q2-2015 (Q2-2014: $345,273). Net comprehensive loss for the period increased from $554,353 in Q2-2014 to $909,931 in Q2-2015. Charges to operations not requiring current cash payment decreased primarily due to a gain in translation from foreign operations of $68,538. Changes in non-cash working capital balances related to operations were ($197,186) in Q2-2015 compared to $191,440 in the quarter ended April 30, 2014 due to a decrease in accounts receivable, an increase in work in progress related to work performed for future surveys, an increase in prepaid expense and other current assets related to the Rights Offering and prepaid subscription fees. Proceeds from the bridge loan were used to reduce accounts payable and accrued liabilities including those in respect of the production of additional realSensTM equipment during Q2-2015.

	For the quarter ended
	$30-Apr-15	30-Apr-14
Net loss for the period	(909,930)	(554,353)
Add charges to operations not requiring current cash payment	(64,479)	17,640
Changes in non-cash working capital balances related to operations	(197,186)	191,440
Long term repayment of government assistance	(8,429)	0
Cash used in operating activities	(1,180,024)	(345,273)

SYNODON	Quarters ended April 30, 2015 and 2014 Management’s Discussion & Analysis	13

RELATED PARTY TRANSACTIONS

During the quarter ended April 30, 2015, the Company obtained a one-year, $3,000,000 bridge loan from Cranberry Capital Inc. Cranberry Capital Inc. is a private holding company controlled by Mr. Paul van Eeden, who is also the Executive Chairman and a control person of the Corporation. The bridge loan will be used to finance the construction of additional realSensTM instruments and for general working capital purposes. The loan bears interest at 12% per annum.

The Company is not subject to financial covenants as a condition of the bridge loan but the loan is secured by a first security interest and lien over all assets and personal property of the Company. The bridge loan has a maturity date of March 31, 2016 and includes customary events of default, including a change of control of Synodon. It is also an event of default if Mr. van Eeden ceases to own at least 20% of Synodon or if he involuntarily ceases to be Executive Chairman. The bridge loan is expected to be serviced with cash flow from operations until such time as Synodon can raise sufficient capital from issuing equity to pay down the facility. Pursuant to the terms of the bridge loan, the net proceeds of any equity or debt financing has to be used to repay the bridge loan prior to any other use thereof. Additional details of the bridge loan and amendments thereof are discussed in the “Subsequent Events” section below.

OUTSTANDING SHARE DATA

As at June 27, 2015, there were 84,347,033 Class A common shares issued and outstanding as well as 3,500,000 options and 912,500 warrants.

SUBSEQUENT EVENTS

On June 11, 2015 the Company filed a preliminary short form prospectus in each of the provinces of Canada relating to a rights offering (the “Rights Offering”) to subscribe for Class A voting shares of Synodon (the “Common Shares”) for gross proceeds of up to $4.21 million. The Company also concurrently filed a registration statement on Form F-7 with the Securities and Exchange Commission in the United States relating to the Rights Offering. Completion of the Rights Offering is subject to, and conditional upon the receipt of all necessary approvals, including regulatory approvals. $86,911 of costs related to the Rights Offering have been recorded as prepaid expenses and other current assets.

On June 11, 2015, the Company and Cranberry Capital Inc. signed an amending agreement pursuant to which the maturity date of the bridge loan would be extended until March 31, 2018 and the interest rate would be reduced from 12% to 6%. Furthermore, the proceeds from the Rights Offering would not need to be used to pay down the facility and would, instead, be used for general corporate purposes. This amendment will come into effect upon the completion of the Rights Offering described above.

On May 28, 2015, the Company announced that certain officers of the Company had agreed to a portion of their salaries being paid in shares until the Company becomes cash flow positive. The estimated maximum value of the shares to be issued pursuant to these agreements is $60,000 per annum.

On May 28, 2015, the Company also announced that Mr. van Eeden had agreed to a salary of $1 until the Company becomes cash flow positive.

On May 7, 2015, the Company announced that Adrian Banica, the Founder and President of Synodon, had decided to relinquish his duties as President as of June 30, 2015.

SYNODON	Quarters ended April 30, 2015 and 2014 Management’s Discussion & Analysis	14

Risks Related to our Business

Synodon is exposed to a number of risks and uncertainties as described below. These risks and uncertainties, together with all of the other information in this management’s discussion and analysis, and the accompanying financial statements, should be carefully considered. The list of risks and uncertainties described below are not the only risks the Company could face. The risks described below could materially and adversely affect our business, financial condition, results of operations and future prospects. Additional risks and uncertainties that we are unaware of, or that we currently view as not material, may also become important factors that could adversely affect our business.

LIQUIDITY

The Company requires a ready source of cash to meet its operating expenses, fund research and development and expand its business. As at the date of this MD&A the company had negative working capital and lacked sufficient cash to fund ongoing operations. The Company also has entered into future commitments that require funding in addition to operating expenses.

ADDITIONAL FINANCING

The Company requires additional financing to fund operations and remain a going concern. There can be no assurance that such financing will be available on reasonable terms, or at all. If additional financing is obtained it could entail material dilution of the Company’s equity. The assumption of debt, if available, involves additional risk to the Company and its equity. If additional financing is not available the Company may be required to curtail its activities and may not be able to continue in business. The current economic climate is an additional risk and may have an impact on the Company’s ability to raise capital.

NEGATIVE CASH FLOW AND ABSENCE OF PROFITS

The Company has incurred significant losses and, except for Q4-2014, has not been able to generate profits or positive cash flow. There are no assurances that the Company will earn profits or generate positive cash flow in the future. Without sustainable positive cash flow and profits there can be no assurances that the Company will be able to continue as a going concern and remain in business.

NEED TO ENHANCE MANAGEMENT SYSTEMS

The current lack of financial resources could put a strain on management systems and internal controls. In the event that the Company does obtain additional financing, and if the recent growth in revenue and work load continues, additional personnel and other resources may be required that could put further strain on management systems and internal controls. There can be no assurances that the Company will be able to effectively manage such growth. A failure of management systems or internal controls could have a material adverse effect the Company, its business, operating results, and financial condition.

CUSTOMER RETENTION

The Company anticipates multi-year contracts with existing and future customers. If securing such contracts is not possible, the Company, its business, operating results and financial condition could be materially and adversely affected.

CURRENCY RISK

A substantial portion of revenue during the prior fiscal year was generated in U.S. dollars. Fluctuations in the exchange rate between the U.S. and Canadian dollars could have a material adverse effect. The Company does not currently engage in hedging activities to mitigate the potential effect of currency exchange fluctuations.

INTERNATIONAL SALES

Sales outside Canada represent a substantial portion of gross revenues. The expansion of international sales is a key component of the Company’s strategy and the lack of timely and cost effective international revenue growth could have a material adverse effect on its business, operating results, and financial condition.

DEPENDENCE ON KEY EMPLOYEES

Success depends on people and specifically on the retention of certain key executives and employees. Future success will be dependent on the Company’s ability to attract and retain qualified personnel to manage operations, generate revenue and continue with research and development of the realSens™ technology. On May 7, 2015 Adrian Banica, Synodon’s founder, former Chief Executive Officer and President, resigned. The resignation of a founder and former Chief Executive Officer requires the Company to undergo a transition that brings with it a measure of uncertainty and risk that is impossible to quantify or mitigate in its entirety.

SYNODON	Quarters ended April 30, 2015 and 2014 Management’s Discussion & Analysis	15

There can be no assurances that unforeseen consequences of Mr. Banica’s resignation will not have a material adverse impact on Synodon or its operations.

FAILURE TO MANAGE GROWTH SUCCESSFULLY

Future growth will place additional demands on the Company’s financial, managerial and operations resources. If growth is not managed effectively it could have a material adverse effect on the Company’s financial condition and results of operations.

RELIANCE ON THIRD PARTIES

The Company relies on third parties to execute surveys, construct equipment, generate revenue and many other activities related to its business. In addition, the Company relies on its customers, who are also third parties, to pay for its services. Any default by a third party could have a material adverse effect on the Company, its business, operating results, and financial condition.

As at April 30, 2015 one customer represented 84%, or $378,421, of accounts receivable and that balance has been outstanding for more than 160 days. This customer defaulted on an obligation in 2012 and the Company was forced to record a bad debt expense of $266,306 in 2013. Based on information available as at June 27, 2015 management believes that the receivable is fairly valued and does not at this time warrant a provision for bad debts. Given the credit history of this customer, the reader is cautioned to consider credit risk associated with third parties when evaluating the Company’s financial statements and accounts receivable in particular.

LIMITED OPERATING HISTORY

Synodon was founded in August 2000 and has been focused on developing the realSensTM technology for most of its history. Commercial sales commenced in 2010 and accordingly there is only a limited operating history upon which to base an evaluation of the Company, its business and future prospects. Given the limited history of commercial revenue and the absence of regular cash flow or profit, the Company’s prospects must be considered in light of the risks, expenses and difficulties frequently encountered by early stage businesses in new and rapidly evolving markets. There can be no assurance that Synodon will be successful.

PRODUCT TESTING

A number of tests have demonstrated the ability of the Company’s realSensTM technology to remotely detect natural gas. No independent party has verified the efficacy or accuracy of such test results.

RELIANCE ON ONLY ONE INSTRUMENT

The realSensTM instrument that Synodon has developed forms the basis of all the services that Synodon provides to its customers and therefore the ability of Synodon to generate revenue. Synodon currently has only one operational realSensTM instrument. If the current instrument fails, is lost or for any reason becomes unavailable to the Company it could have a material negative impact on the ability of the Company to retain customers and continue with its operations. The instrument is highly specialized, custom designed and custom built specifically for Synodon. There are no replacements or substitutes available should the realSensTM instrument fail, is lost or becomes unavailable. The loss or failure of Synodon’s only realSensTM instrument could have a significant and material negative impact on the Company’s revenues, cash flow and ability to remain in business.

INSTRUMENTATION FAILURE

Synodon’s realSensTM instrument is highly specialized and incorporates numerous custom designed and custom built components. These components have not been tested or proven to work in the manner that Synodon is utilizing them other than in Synodon’s own realSensTM instrument. There can be no assurances that some, or all of the components that comprise the realSensTM instrument will continue working as expected or that they will not fail in the future. The failure of any component, or components that form part of the realSensTM instrument could have a significant and material negative impact on the Company’s revenues, cash flow and ability to remain in business.

INTELLECTUAL PROPERTY

Synodon has obtained seven patents from the Canadian, United States and European Union patent offices. These patents reduce the risk of intellectual property being copied or used by other third parties. However, continued success will depend, in part, on the Company’s ability to maintain trade secret protection and operate without infringing on the proprietary rights of third parties, or having third parties circumvent its rights. The patent positions of technology companies can be highly uncertain and involve complex legal and factual questions. Thus, there can be no assurances that the Company will be able to develop additional proprietary products that are patentable, that any patents issued or licensed will provide a competitive advantage, that patents will not be challenged by third parties, or that the patents of others will not be able to circumvent the patents assigned or licensed to the Company. Furthermore, there can be no assurances that others will not independently develop similar products, duplicate our products or, if patents are issued and licensed to Synodon, design around the patented products.

SYNODON	Quarters ended April 30, 2015 and 2014 Management’s Discussion & Analysis	16

The Company is currently unaware of any infringement or claims against any of the patents. As development continues the potential uses of our products may overlap with other products and, as a result, may increasingly become subject to claims of infringement. There can be no assurances that third parties will not assert infringement claims against the Company in the future or require a license for their intellectual property rights. There can also be no assurances that such licenses, if required, will be available on reasonable terms. If we do not obtain such licenses, the Company could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses are prohibited. In addition, Synodon could incur substantial costs in defending itself in suits brought against it on patents it may infringe on, or in filing suits against others to have such patents declared invalid.

Synodon has know-how and technology that is not currently patented. To protect its rights, the Company requires employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurances, however, that these agreements will provide meaningful protection for trade secrets, know-how or other proprietary information in the event of unauthorized use or disclosure.

Litigation may be necessary to enforce patents issued or assigned to the Company, or to determine the scope and validity of a third party’s proprietary rights. Substantial costs could be incurred if litigation is required to defend the Company, its patents or its rights and there can be no assurances that the Company could fund such litigation or prevail in any such action. An adverse outcome in litigation or in interference or other proceeding in a court or patent office could subject Synodon to significant liabilities, require disputed rights to be licensed from other parties or require that we cease using certain technology or products, any of which may have a material adverse effect on our business.

LITIGATION

Management is not aware of any current or pending litigation against the Company. Disputes that cannot be resolved may result in future litigation and such litigation may have a material adverse effect on the Company, its business, operating results, and financial condition.

Financial Instruments

FAIR VALUE

IFRS requires that we disclose information about the fair value of our financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Synodon’s financial instruments consist of cash, accounts receivable, demand loan, accounts payable and accrued liabilities, billings in excess of earnings, long term government funding liability, long term deposit and unbilled revenue. We estimate that the fair value of these financial instruments approximate their carrying values due to the relatively short periods to maturity of these instruments. Additional financial instrument information is disclosed in note 14 of the audited financial statements for the year ended October 31, 2014, filed on SEDAR at www.sedar.com and incorporated herein by reference.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

SYNODON	Quarters ended April 30, 2015 and 2014 Management’s Discussion & Analysis	17

Changes in Accounting Policies and Estimates

NEW AND AMENDED STANDARDS AND INTERPRETATIONS

A.	Standards adopted

Amendments to IAS 1 – Financial Statement Presentation

The Company applied, for the first time, amendments to IAS 1, “Presentation of Financial Statements” to improve the consistency and clarity of items presented in other comprehensive income. The amendments require that items presented in other comprehensive income be grouped into two categories: i) items that may be reclassified into profit or loss at a future date, and ii) items that will never be reclassified into profit or loss. This amendment affects presentation only and has no impact on the Company’s financial position or performance.

B.	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 9, Financial Instruments (IFRS 9)

IFRS 9, Financial Instruments (IFRS 9), reflects the IASB’s work on the replacement of IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) and will be completed and implemented in three separate phases: 1) Classification and measurement of financial assets and liabilities; 2) Impairment methodology; and 3) Hedge accounting. General hedge accounting requirements will be added as part of phase 3 of the IFRS 9 project, while accounting for macro hedging has been decoupled from IFRS 9 and will now be considered and issued as a separate standard. The IASB decided in November 2013 to delay the mandatory effective date of IFRS 9 and to leave open the mandatory effective date pending the finalization of the impairment requirements. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets (an impact the Company is currently assessing and the effect of which the Company cannot reasonably estimate at this time), but no impact on the classification and measurement of the Company’s financial liabilities.

Revenue from Contracts with Customers (IFRS 15)

On May 28, 2014, the International Accounting Standards Board and the Financial Accounting Standards Board jointly issued IFRS 15 Revenue from Contracts with Customers. The core principle of the new Standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new Standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of this standard on its consolidated financial statements and cannot reasonably estimate the effect at this time.

SYNODON	Quarters ended April 30, 2015 and 2014 Management’s Discussion & Analysis	18